SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

BlackRock Global Floating Rate Income Trust

___________________________________________________________
(Name of Issuer)

AUCTION RATE PREFERRED
___________________________________________________________
(Title of Class of Securities)

091941401

               See Item 2(e) _______

(CUSIP Number)

January 29, 2010

___________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[X]     Rule 13d – 1(b)
[ ]     Rule 13d – 1(c)
[ ]     Rule 13d – 1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment conntaining information which would alter disclosures provided in a prior cover page.

                                                                               The information required on the remainder of this page shall not be deemed to be “filed”  for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

                                                                               (however, see the Notes.)

CUSIP No 091941401	13G	Page ? of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	80
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	80
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80
	10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.40%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No 091941401	13G	Page ? of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
	6 SHARED VOTING POWER	13
7 SOLE DISPOSITIVE POWER
	8 SHARED DISPOSITIVE POWER	13
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13
	10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .55%
12		TYPE OF REPORTING PERSON (See Instructions) BK

CUSIP No 091941401	13G	Page ? of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch, Pierce, Fenner & Smith Incorporated 13-5674085
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	2
6 SHARED VOTING POWER
	7 SOLE DISPOSITIVE POWER	2
8 SHARED DISPOSITIVE POWER
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2
	10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .09%
12		TYPE OF REPORTING PERSON (See Instructions) BD, IA

CUSIP No 091941401	13G	Page ? of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Blue Ridge Investments, L.L.C 56-1970824
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	65
6 SHARED VOTING POWER
	7 SOLE DISPOSITIVE POWER	65
8 SHARED DISPOSITIVE POWER
	9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65
	10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.76%
12		TYPE OF REPORTING PERSON (See Instructions) OO

                     Item 1(a).     Name of Issuer:

                                          BlackRock Global Floating Rate Income Trust

                     Item 1(b).     Address of Issuer’s Principal Executive Offices:

                                          40 EAST 52ND STREET

                                          NEW YORK NY 10022

                     Item 2(a).     Name of Person Filing:

Bank of America Corporation
Bank of America, NA
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Blue Ridge Investments, L.L.C

                     Item 2(b).     Address of Principal Business Office or, if None, Residence:

          The address of the principal business office of Bank of America and BANA is:

                   Bank of America Corporate Center
                   100 North Tryon Street
                   Charlotte, North Carolina 28255

         The address of the principal business office of MLPFS is:

                   4 World Financial Center
                   250 Vesey Street
                   New York, New York 10080

         The address of the principal business office of Blue Ridge is:

                   214 North Tyron Street
                   Charlotte, NC 28255

                     Item 2(c).     Citizenship:

Bank of America Corporation	Delaware
Bank of America, NA	United States
Merrill Lynch, Pierce, Fenner & Smith, Inc.	Delaware
Blue Ridge Investments, L.L.C.	Delaware

                    Item 2(d).     Title of Class of Securities:

                 Auction Rate Preferred

                    Item 2(e).    CUSIP Number: 091941401, 091941203, 09194302

                    Item 3.         If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

                 Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                Item 4.         Ownership:

            With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

                Item 5.        Ownership of 5 Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

                Item 6.       Ownership or More than Five Percent on Behalf of Another Person:

           Not Applicable.

                Item 7.       Identification and Classification of the Subsidiary Which Acquired the

           Security Being Reported on by the Parent Holding Company or Control
           Person:

          With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

                Item 8.      Identification and Classification of Members of the Group:

          Not Applicable.

                Item 9.      Notice of Dissolution of Group:

          Not Applicable.

                Item 10.     Certification:

          By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:     May 24, 2010

          Bank of America Corporation

          Bank of America, N.A.

          By:
          _____________________

Angelina L. Richardson

Vice President

         Merrill Lynch, Pierce, Fenner & Smith Incorporated

         By:
         _____________________

Lawrence Emerson

Attorney-In-Fact

         Blue Ridge Investments, L.L.C.

         By:
         _____________________

John Hiebendahl

Vice President and Controller

Exhibit 99.1

EXHIBIT 99.1 - JOINT FILING AGREEMENT

       The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

       In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

      Dated:     May 24, 2010

     Bank of America Corporation

     Bank of America, N.A.

     By:
     _____________________

Angelina L. Richardson

Vice President

     Merrill Lynch, Pierce, Fenner & Smith Incorporated

     By:
     _____________________

Lawrence Emerson

Attorney-In-Fact

     Blue Ridge Investments, L.L.C.

    By:
    _____________________

John Hiebendahl

Vice President and Controller